JPX Global Inc.

8830 Lyndon B. Johnson Fwy

Suite 310

Dallas, Texas 75243

August 3, 2023

Re:        JPX Global Inc.

Offering Statement on Form 1-A

Filed on June 26, 2023

File No. 024-12285

To whom it may concern:

Please see the answer to your comments below.

Offering Statement on Form 1-A filed June 26, 2023

Cover Page

1.	We note that you intend to offer up to 4 billion shares at a range of $0.001 - $0.01. Under Rule 253(b)(2)(ii), the upper end of the range must be used in determining the aggregate offering price, which means your maximum offering amount of $40 million exceeds the offering amount permitted for Tier 1 offerings under Rule 251(a)(1). Please advise and revise as appropriate.

This has been amended to change the range of the offering price to $0.0004 - $0.004 to be in line with our projected offering amount of $16 million..

2.	Please revise the cover page to disclose the voting power held by Kuldip Singh, the Chief Executive Officer. We note that Mr. Singh owns 5 Series A preferred shares which entitles him to maintain at least 60% of the voting interest of the Company and to convert those shares into 2,000,000,000 shares of common stock per Series A preferred share.

The cover page has been revised to provide disclosure regarding the voting power held by Kuldip Singh, the Chief Executive Officer.

Business Plan

3.	With a view towards expanded disclosure, please enhance your disclosure regarding Mr. Hovendick’s claim against the Company and the injunction blocking the merger with VeeMost Technologies LTD. Refer to Item 7(a)(vi).

This has been amended to provide more detail regarding Mr. Hovendick’s claim against the Company and the injunction blocking the merger with VeeMost Technologies LTD

4.	Please revise the discussion of your business to include an explanation of how the company currently generates revenues and how it expects to generate revenue in the future. In your discussion, be sure to distinguish between business lines that are generating revenues and ones that are not. Also, throughout the prospectus disclose and differentiate between lines of business that are operational, lines that are in development and lines that are aspirational.

This has been amended to include additional narrative regarding how the company currently generates revenues and how it expects to generate revenue in the future.

5.	We note that you issued a $475,000 convertible note to Alpharidge Capital in exchange for control of JPEX. Please revise to discuss the material terms of the convertible note, including how the conversion price is determined. As part of your disclosure be sure to discuss the impact the conversion will have on existing shareholders and add appropriate risk factor disclosure accordingly.

This has been amended to add disclosures about the material terms of the convertible note, including how the conversion price is determined, and the dilutive effect of a conversion.

Results of Operations for Mekaddesh Group Corporation, page 24

6.	Please provide a narrative discussion and disclose the underlying reasons for the 345% increase in net revenue as well as changes in other line items for your operating entity, the Mekaddesh Group Corporation, for fiscal year 2022 compared to fiscal year 2021. Refer to Form 1-A Item 9.

This has been amended to provide further disclosures to show that once the Company had ensured adequate staffing, the Company increased of list of clients to whom we provide consultancy services and also increase in operation of Radio Stations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 25

7.	Please disclose the minimum funding required to remain in business for at least the next 12 months, as well as the minimum number of months that you will be able to conduct your planned operations using currently available capital resources. Describe the company's plan of operation for the remainder of the fiscal year. Provide details of your specific plan of operation, including detailed milestones, the anticipated time frame for beginning and completing each milestone. Please explain how you intend to meet each of the milestones if you cannot receive funding. Refer to Form 1-A Item 9.

This has been amended to provide additional disclosure showing the budget of the Company for the next twelve months.

Directors, Executive Officers, and Significant Employees, Board of Directors, page 27

8.	We note that you indicate that your board of directors consists of two people, but later the Summary Compensation Table indicates that there are three directors. Please reconcile these disclosures.

This has been amended to change the number of board members to 3.

Security Ownership of Management and Certain Securityholders, page 28

9.	We note that Mr. Singh owns 100% of the 2021 Series A Preferred Stock, and that Series A Preferred Stock holders must maintain at least 60% of the voting control of the Company on an as-converted basis. Because you have multiple classes of voting securities issued and outstanding, please revise to provide beneficial ownership for each class of voting securities and add a column to the beneficial ownership table showing the total percentage of voting power held by each person listed in the table. Additionally, please revise your beneficial ownership table to include the name of the “CEO/Director” and the addresses of the beneficial owners.

This has been amended to update to reflect the issues raised.

Preferred Stock, page 29

10.	Please clarify the number and classes of common and preferred stock that are authorized. Your Amended and Restated Articles of Incorporation states that the corporation shall have authority to issue (2,010,000,000) two billion ten million shares, of which two billion are common stock and ten million are preferred stock. The Certificate of Designation authorizes 50 shares of 2021 Series A Preferred Stock, which is convertible into 10,000,000,000 shares of Common Stock, and the Certificate of Amendment to the Articles of Incorporation was revised to authorize five shares of 2021 Series A Preferred Stock, which is convertible to 1,000,000,000 shares of Common Stock. Please reconcile these disclosures.

This has been amended to add the correct certificate of designation showing only 5 shares of the 2021 Series A Preferred Stock.

Signatures, page 36

11.	Please add the signatures for the persons in the capacities of the Company’s principal financial officer, principal accounting officer, and a majority of the members of its board of directors. See “Instructions to Signatures” in Form 1-A.

This has been amended to update to reflect the issues raised.

Exhibits

12.	Please refile your exhibits in the proper text-searchable format. Please refer to Item 301 of Regulation S-T.

This has been amended to update to reflect the issues raised.

Please contact me at aoegbuonu@gmail.com or capitalmarketssecurities@gmail.com with further inquiries.

Thank you.

Sincerely,

/s/ Ambrose Egbuonu

Ambrose Egbuonu

Chairman, JPX Global, Inc.

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